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                          August 18, 2021

       Eliot Forster
       Chief Executive Officer
       F-star Therapeutics, Inc.
       Eddeva B920
       Babraham Research Campus
       Cambridge, CB22 3AT, United Kingdom

                                                        Re: F-star
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 13,
2021
                                                            File No. 333-258783

       Dear Dr. Forster:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact David
Gessert at 202-551-2326 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences